Exhibit 99.1

Royal & Sun Alliance Insurance Group plc
Resolution Passed at Extraordinary General Meeting on 9 September 2004

The Royal & SunAlliance EGM to request shareholder approval for the disposal of the UK Life operations to Resolution Life Group took place today. The resolution was passed with a substantial majority, with over 99% of the proxy votes cast being in favour of the disposal.

A copy of the ordinary resolution passed has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

9 September 2004